DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

July 19, 2022

To:	Theresa Brillant

Aamira Chaudhry

Divison of Corporate Finance

Office of Trade & Services

Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.

Registration Statement on Form S-1, Amendment # 3

Filed this Date

File No. 333-261877

Dear Messrs Brillant and Chaudhry,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 4 to the above referenced Registration Statement. This Amendment number 4 is really a pricing amendment, changing the price of the shares and the number of shares to be offered based on the underwriters testing of the waters and analysis of the market.

The total dollar offering amount remains the same, but the price is expected to be $4.00 per share, and the amount of shares is increased to 1.5 million shares (plus a 15 % overalotment). The number of shares to be offered by selling shareholders has also been increased. There are other small changes which amount to formating and typo cleanup, but nothing material.

The Company and the Underwriters would like to file for Acceleration of this registration statementon on Friday, July 22, 2022, if possible

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/S/Donald G. Davis, for the Law Offices of Davis & Associates.

Donald G. Davis